Luby's, Inc.

2001 ANNUAL REPORT


CAFETERIA
CAFETERIA
OPEN
BUSINESS
Luby's
OPENING DAY
WED. APRIL 18

54 YEARS *of* TRADITION


Luby's
CAFETERIA

serving

DELICIOUS, HOMESTYLE COOKING

To Our Shareholders, Employees, and Customers:

This past year at Luby's is best described as a year of transition – probably the most significant year of change in the history of the company. Chairman David Daviss announced last year what was to become the beginning of that transition with the departure of the company's president and chief executive officer and David's new role as interim CEO.

At the January shareholders' meeting, two of Luby's former chairmen and CEOs retired, one of whom had been our longest serving board member and a company founder; George Wenglein had served since 1959, and John Lahourcade had been a director since 1970. Both George and John were elected honorary directors. Dr. Lauro Cavazos also retired after eight years on the board and as chair of the audit committee. At that same meeting Jim Woliver, a Luby's senior vice president-operations until his retirement in 1997, was elected to the board, bringing us his years of successful experience in store-level management. We thank our departing board members for their commitment to a great company and wish our newest member well as he helps us find a roadmap to a prosperous future.



ROBERT T. HERRES
RONALD K. CALGAARD   ROGER R. HEMMINGHAUS
Board Committee Chairs

Meanwhile, a dialogue with two of Luby's major investors, Chris and Harris Pappas, led ultimately to preemption of our CEO search effort and culminated in a March decision to designate Chris Pappas as the president and chief executive officer. Additionally, Chris and Harris were elected to the Luby's board, and Harris was chosen for a management role as chief operating officer. Further, a commitment was made to the Pappas brothers that an appropriately qualified individual of their choosing would fill the next available board vacancy.

As David Daviss passed his interim management responsibilities on to Chris and Harris Pappas, he decided to also step aside as chairman of Luby's board. As a consequence, I was asked and agreed to replace David.

Embedded in the agreement that brought this new management team into our organization was a serious financial commitment on the part of the Pappas brothers to Luby's and its investors. Clearly, their heavy dependence on stock options for their compensation and the infusion of a significant level of their own capital into the enterprise removes any doubt about their willingness to make sacrifices that inspire confidence.

The process of reestablishing Luby's in a position of prominence and profitability in our industry will be tedious. There are no quick fixes for the situation in which we find ourselves. Just as growth in earlier years had its own challenges in different circumstances, nurturing Luby's to its preeminence in the cafeteria business was a demanding process that also took time. But the success achieved by Chris and Harris in building their Houston-based, multi-state and multiple-concept restaurant business speaks volumes for the exciting possibilities that lie ahead. As a pair, they bring us extraordinary expertise and experience, along with a zeal for quality and efficiency that had been well beyond our grasp in recent years. Beginning with the fundamentals, they are rebuilding the enterprise from the ground up to solidify the base upon which a bright future can be built. I'm sure you will find that their message in this report is both informative and of interest to all investors. We wish them well as they take on the formidable but certainly achievable task of restoring profitability at Luby's.

Sincerely,

Robert T. Herres
CHAIRMAN OF THE BOARD

To Our Shareholders, Employees, and Customers:

Since coming on board in March, we have identified challenges and issues facing the company and have started implementing solutions. We have spent a great deal of time visiting units across the country to see the operations firsthand and to work with unit managers side by side. Our focus has been, first and foremost, to bring operational and financial stability to the company; and second, to begin the process of returning the company to profitability and success.

Recently we made the decision to close 11 underperforming units across the country. We have alternative uses in mind to ensure that these assets are utilized for maximum profitability. For example, one closed unit in Huntsville, Texas, is being given a light remodel to serve a new menu and concept offering with a seafood theme.



CHRIS PAPPAS HARRIS PAPPAS

Right now, our emphasis is on fundamentals. Company-wide we are focused on efforts to enhance areas such as food quality, food delivery systems, preparation techniques, recipe enhancement, employee training at all levels, marketing, risk management, facilities repair, manager compensation, quality assurance, and customer relations. We have a specific initiative under way in each of these areas. We have increased the quality and freshness of our food product, while still offering value; we are sensitive to price/value equilibrium.

But there is still much left to be done. Our mission is to make Luby's the most innovative and successful cafeteria company in America. Getting to where we need to be will require flexibility, leadership, hard work, and devotion on the part of the entire company.

So we enter the new fiscal year with a dedication to fulfill our mission and deliver on our commitments to you, the stakeholders of Luby's.

Sincerely,

Chris Pappas

Christopher J. Pappas
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Harris J. Pappas
CHIEF OPERATING OFFICER

	August 31, 2001	August 31, 2000
	(Thousands of dollars)	
Assets		
CURRENT ASSETS:		
Cash and cash equivalents	$ 4,099	$ 679
Short-term investments	19,984	—
Trade accounts and other receivables	358	403
Food and supply inventories	2,701	3,853
Income tax receivable	4,468	3,749
Prepaid expenses	2,765	4,481
Deferred income taxes	4,931	1,540
Total current assets	39,306	14,705
PROPERTY HELD FOR SALE	3,047	13,156
INVESTMENTS AND OTHER ASSETS:		
Land held for future use	5,333	756
Other assets	596	4,102
Total investments and other assets	5,929	4,858
PROPERTY, PLANT, AND EQUIPMENT – at cost, less accumulated depreciation and amortization	305,180	338,124
TOTAL ASSETS	$ 353,462	$ 370,843
Liabilities and Shareholders' Equity		
CURRENT LIABILITIES:		
Accounts payable	$ 13,696	$ 19,843
Dividends payable	—	2,242
Accrued expenses and other liabilities	34,585	24,040
Total current liabilities	48,281	46,125
LONG-TERM DEBT	127,401	116,000
DEFERRED INCOME TAXES AND OTHER LIABILITIES	2,271	10,162
RESERVE FOR STORE CLOSINGS	4,506	1,815
COMMITMENTS AND CONTINGENCIES	—	—
SHAREHOLDERS' EQUITY:		
Common stock, $.32 par value; authorized 100,000,000 shares, issued 27,403,067 shares	8,769	8,769
Paid-in capital	33,882	27,202
Accumulated other comprehensive income (loss)	(592)	—
Retained earnings	234,715	266,596
Less cost of treasury stock, 4,980,124 and 4,982,692 shares in 2001 and 2000, respectively	(105,771)	(105,826)
Total shareholders' equity	171,003	196,741
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 353,462	$ 370,843

See accompanying notes.

	Year Ended August 31, 2001	2000	1999
	(Thousands of dollars except per share data)		
SALES	$467,161	$493,384	$501,493
COSTS AND EXPENSES:			
Cost of food	117,774	125,167	122,418
Payroll and related costs	166,404	155,769	154,817
Occupancy and other operating expenses	166,533	159,793	155,828
General and administrative expenses	25,355	20,999	22,031
Provision for asset impairments and store closings	30,402	14,544	—
	506,468	476,272	455,094
INCOME (LOSS) FROM OPERATIONS	(39,307)	17,112	46,399
INTEREST EXPENSE	(11,660)	(5,908)	(4,761)
OTHER INCOME, NET	2,188	2,217	1,846
INCOME (LOSS) BEFORE INCOME TAXES	(48,779)	13,421	43,484
PROVISION (BENEFIT) FOR INCOME TAXES:			
Current	(6,276)	4,528	11,558
Deferred	(10,622)	(232)	3,313
	(16,898)	4,296	14,871
NET INCOME (LOSS)	$ (31,881)	$ 9,125	$ 28,613
NET INCOME (LOSS) PER SHARE – basic	$ (1.42)	$ .41	$ 1.27
NET INCOME (LOSS) PER SHARE – assuming dilution	$ (1.42)	$ .41	$ 1.26

See accompanying notes.



The Luby's restaurant chain traces its ancestry back to 1911 and a young man named Harry Luby, our founder's father.

Consolidated Statements of Cash Flows

	Year Ended August 31,		
	2001	2000	1999
	(Thousands of dollars)		
Cash Flows From Operating Activities:			
Net income (loss)	$(31,881)	$ 9,125	$28,613
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	23,065	22,784	20,025
Amortization of deferred loss on interest rate swaps	183	—	—
Amortization of discount on convertible subordinated notes	81	—	—
Noncash directors' fees	112	—	—
Noncash compensation expense	1,942	—	—
Provision for asset impairments and store closings	30,402	14,544	—
Gain on disposal of property held for sale	(1,741)	(397)	(382)
Loss on disposal of property, plant, and equipment	547	11	84
Settlements associated with store closings	—	(125)	(275)
Cash provided by operating activities before changes in operating assets and liabilities	22,710	45,942	48,065
Changes in operating assets and liabilities:			
(Increase) decrease in trade accounts and other receivables	45	181	120
(Increase) decrease in food and supply inventories	1,152	(167)	1,386
(Increase) decrease in income tax receivable	(719)	—	—
(Increase) decrease in prepaid expenses	1,716	71	(177)
(Increase) decrease in other assets	(117)	(232)	912
Increase (decrease) in accounts payable	(6,147)	(93)	7,204
Increase (decrease) in accrued expenses and other liabilities	10,545	(1,114)	(2,887)
Increase (decrease) in income taxes payable	—	(4,131)	(1,687)
Increase (decrease) in deferred income taxes and other credits	(10,964)	(364)	3,168
Increase (decrease) in reserve for store closings	(1,301)	(4,827)	(830)
Net cash provided by operating activities	$ 16,920	$35,266	$55,274


LUBY'S CAFETERIA

The first Luby's Cafeteria in El Paso, Texas, 1937.

	Year Ended August 31,		
	2001	2000	1999
		(Thousands of dollars)	
Cash Flows From Investing Activities:			
(Increase) decrease in short-term investments	$ (19,984)	$ —	$ —
Proceeds from disposal of property held for sale	7,825	1,861	5,850
Proceeds from disposal of property, plant, and equipment	—	74	178
Purchases of land held for future use	—	(3,378)	(6,926)
Purchases of property, plant, and equipment	(17,630)	(53,494)	(31,773)
Net cash used in investing activities	(29,789)	(54,937)	(32,671)
Cash Flows From Financing Activities:			
Proceeds from convertible subordinated notes	10,000	—	—
Net borrowings under credit facility	6,000	38,000	5,000
Purchases of treasury stock	—	—	(12,919)
Dividends paid	(2,242)	(17,936)	(18,158)
Cash paid upon termination of interest rate swaps	(1,092)	—	—
Proceeds from borrowing against cash surrender value of officers' life insurance	3,623	—	—
Net cash provided by (used in) financing activities	16,289	20,064	(26,077)
Net increase (decrease) in cash and cash equivalents	3,420	393	(3,474)
Cash and cash equivalents at beginning of year	679	286	3,760
Cash and cash equivalents at end of year	$ 4,099	$ 679	$ 286

See accompanying notes.


LUBY'S

Robert Luby envisioned a restaurant that would offer the luxury of dining out while providing good food, good service, and reasonable prices.

	Comprehensive Income (Loss)	Common Stock Issued Shares	Common Stock Issued Amount	Common Stock Treasury Shares	Common Stock Treasury Amount	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	(Amounts in thousands except per share data)								
BALANCE at August 31, 1998		27,403	$ 8,769	(4,132)	$ (92,907)	$ 27,012	$ 262,540	$ —	$ 205,414
Net income (loss) for the year	$ 28,613	—	—	—	—	—	28,613	—	28,613
Common stock issued under benefit plans, net of shares tendered in partial payment and including tax benefits		—	—	—	—	84	—	—	84
Cash dividends, $.80 per share		—	—	—	—	—	(17,988)	—	(17,988)
Purchases of treasury stock		—	—	(851)	(12,919)	—	—	—	(12,919)
BALANCE at August 31, 1999	28,613	27,403	8,769	(4,983)	(105,826)	27,096	273,165	—	203,204
Net income (loss) for the year	9,125	—	—	—	—	—	9,125	—	9,125
Common stock issued under benefit plans, net of shares tendered in partial payment and including tax benefits		—	—	—	—	106	—	—	106
Cash dividends, $.70 per share		—	—	—	—	—	(15,694)	—	(15,694)
BALANCE at August 31, 2000	9,125	27,403	8,769	(4,983)	(105,826)	27,202	266,596	—	196,741
Other comprehensive income (loss), net of taxes:									
Cumulative effect of a change in accounting for derivative financial instruments upon adoption of SFAS 133, net of taxes of $61	114	—	—	—	—	—	—	114	114
Net derivative loss, net of taxes of $514	(958)	—	—	—	—	—	—	(958)	(958)
Reclassification adjustment for loss included in net income (loss), net of taxes of $71	133	—	—	—	—	—	—	133	133
Reclassification adjustment for loss recognized on termination of interest rate swaps, net of taxes of $64	119	—	—	—	—	—	—	119	119
	(592)								
Net income (loss) for the year	(31,881)	—	—	—	—	—	(31,881)	—	(31,881)
Common stock issued under benefit plans, net of shares tendered in partial payment and including tax benefits		—	—	3	55	58	—	—	113
Noncash stock compensation expense		—	—	—	—	1,942	—	—	1,942
Intrinsic value of beneficial conversion feature on convertible subordinated notes		—	—	—	—	4,680	—	—	4,680
BALANCE at August 31, 2001	$(32,473)	27,403	$ 8,769	(4,980)	$(105,771)	$ 33,882	$ 234,715	$ (592)	$ 171,003

See accompanying notes.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—Luby's, Inc. and Subsidiaries (the Company), based in San Antonio, Texas, owns and operates restaurants in the southern United States. As of August 31, 2001, the Company operated a total of 213 units. The Company locates its restaurants convenient to shopping and business developments as well as to residential areas. Accordingly, the restaurants appeal primarily to shoppers, store and office personnel at lunch, and to families at dinner.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Luby's, Inc. and its wholly owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Inventories—The food and supply inventories are stated at the lower of cost (first-in, first-out) or market.

Property Held for Sale—Property held for sale is stated at the lower of cost or estimated net realizable value.

Depreciation and Amortization—The Company depreciates the cost of plant and equipment over their estimated useful lives using both straight-line and accelerated methods. Leasehold improvements are amortized over the related lease lives, which are in some cases shorter than the estimated useful lives of the improvements.

Long-Lived Assets—Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount. The Company evaluates impairments on a restaurant-by-restaurant basis and uses three or more years of negative cash flows and other market conditions as indicators of impairment. Impairment losses are also recorded for long-lived assets that are expected to be disposed of.

Statement of Cash Flows—For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Preopening Expenses—New store preopening costs are expensed as incurred.

Fiscal Year—In fiscal year 2002, the Company will move from 12 calendar months to 13 four-week periods. The first period of fiscal year 2002 will begin September 1, 2001, and will cover 26 days. All subsequent periods will cover 28 days. Fiscal year 2002 will end on August 28, 2002.

Advertising Expenses—Advertising costs are expensed as incurred. Advertising expense as a percentage of sales approximates 1.6%, 2.1%, and 2.4% for fiscal years 2001, 2000, and 1999, respectively.

Income Taxes—Deferred income taxes are computed using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities (temporary differences) and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Reclassifications—Certain prior year amounts have been reclassified to conform to the current year presentation.

Stock-Based Compensation—The Company accounts for its stock compensation arrangements under the provisions of Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees," and makes the pro forma information disclosures required under the provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." Stock-based compensation expense is recognized as vested on a straight-line basis.

Derivative Financial Instruments—The Company adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," and its amendments, Statements No. 137 and 138, on September 1, 2000. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Pursuant to this standard, the Company designated its Interest Rate Protection Agreements (Swaps) as cash flow hedge instruments. Swaps have been used to manage exposure to interest rate movement by effectively changing the variable rate to a fixed rate. The critical terms of the Swaps and the interest-bearing debt associated with the Swaps were the same; therefore, the Company assumed that there was no ineffectiveness in the hedge relationship. Changes in fair value of the Swaps are recognized in other comprehensive income (loss), net of tax effects, until the hedged items are recognized in earnings.

Use of Estimates—In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

New Accounting Pronouncements—The Company reviewed recent accounting pronouncements, including SFAS 144, entitled "Accounting for the Impairment or Disposal of

Long-Lived Assets." The provisions of SFAS 144 supersede SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and will take effect in fiscal 2003 for the Company. At that time, the Company will ensure existing policies are consistent with the provisions of SFAS 144. Relative to the other recent pronouncements, management does not anticipate that their effect upon adoption, if applicable, will have a significant effect on earnings or the financial position of the Company.

2. IMPAIRMENT OF LONG-LIVED ASSETS AND STORE CLOSINGS
In 2001 and 2000, the Company recorded a charge to operating costs of $30.4 million and $14.5 million, respectively, for asset impairment and store closure costs. In accordance with Company guidelines, management periodically reviews the financial performance of each store for indicators of impairment or indicators that closure would be appropriate. Where indicators are present, such as three full years of negative cash flows or other unfavorable market conditions, the carrying values of assets are written down to the estimated future discounted cash flows or fully written off in the case of negative cash flows anticipated in the future. Estimated future cash flows are based upon regression analyses generated from similar restaurants, discounted at the Company's weighted average cost of capital.

During 2001, the Company recorded a pretax charge of $30.4 million as a result of its reviews for impairments in accordance with SFAS 121 and assessments of closure costs. The principal components of the 2001 charge were as follows:

> $11.6 million for the closing of 15 underperforming restaurants; nine were closed by October 31, 2001. (As explained below, two additional restaurants were closed that will be remodeled and reopened as new concepts.) This charge included the cost to write down the properties and equipment to net realizable value and estimated costs for the settlement of lease obligations, legal and professional fees, and other exit costs. Employee severance costs were not accrued.

> $17.0 million for asset impairment of 13 restaurants that the Company continues to operate. In accordance with SFAS 121, the properties were written down to the estimated future discounted cash flows or fully written off in the case of negative future cash flows.

> $0.8 million primarily for the impairment of one property operated under a joint venture with Waterstreet, Inc. The joint venture, L&W Seafood, Inc., was terminated in 1999. This property was written down to its estimated net realizable value and was sold in fiscal year 2001.

> $1.0 million associated with the write-off of assets for two locations that will be remodeled and reopened before the end of fiscal year 2002. The Company closed these units by October 31, 2001. Property that cannot be salvaged, transferred, or effectively reused has been written off.

The results of operations for the 15 restaurants designated for closure at August 31, 2001, were as follows:

	Year Ended August 31,		
	2001	2000	1999
	(Thousands of dollars)		
Sales	**$19,327**	$19,190	$16,669
Operating loss	**(4,289)**	(3,145)	(1,245)

The Company recorded a pretax charge of $14.5 million during the fourth quarter of fiscal year 2000 for store closures, associated costs, asset impairments in accordance with SFAS 121, and other unusual charges. The principal components of the charge were as follows:

> $7.7 million for the closing of 15 restaurants that did not meet the Company's return on invested capital and sales growth requirements. All were closed by August 31, 2001. This charge included the cost to write down the properties and equipment to net realizable value and estimated costs for the settlement of lease obligations, legal and professional fees, severance costs, and other exit costs. Prior to August 31, 2000, all restaurant employees of the Company were notified of the possibility of their termination due to planned restaurant closures. Approximately 300 employees were terminated. The severance costs for these employees were accrued for and included in the store closing costs.

> $3.2 million for asset impairment of six properties that the Company did not plan to close. The carrying value of the assets was written down to estimated future discounted cash flows or fully written off in the case of negative future cash flows.

> $1.3 million for the write-down of computer-related equipment and software. The write-down included the abandonment of a payroll-related software package and several point-of-sale (POS) systems.

> $1.2 million additional write-down on surplus properties held for sale. These properties were written down to the lower of their historical carrying costs or estimated net realizable values.

> $1.1 million related to other unusual charges. The primary component of this charge was the write-off of the remaining asset balance related to L&W Seafood, Inc.

The results of operations for the 15 restaurants designated for closure at August 31, 2000, were as follows:

	Year Ended August 31,		
	2001	2000	1999
	(Thousands of dollars)		
Sales	**$2,632**	$19,296	$21,244
Operating loss	**(923)**	(1,470)	(205)

At August 31, 2001 and 2000, the Company had a reserve for store closings of $4.5 million and $1.8 million, respectively. All material cash outlays associated with the closures planned as of August 31, 2000, were completed by August 31, 2001. Excluding lease termination settlements, it is anticipated that all material cash outlays required for the store closings planned as of August 31, 2001, will be made prior to August 31, 2002. The following is a summary of the types and amounts recognized as accrued expenses together with cash payments made against such accruals for the three years ended August 31, 2001:

	Reserve Balance				
	Lease Settlement Costs	Legal and Professional Fees	Workforce Severance	Other Exit Costs	Total Reserve
	(Thousands of dollars)				
As of August 31, 1998	$ 4,537	$ 985	$ 260	$ 390	$ 6,172
Additions (reductions)	(224)	150	56	(257)	(275)
Cash payments	(406)	(135)	(244)	(45)	(830)
As of August 31, 1999	3,907	1,000	72	88	5,067
Additions (reductions)	675	350	375	300	1,700
Cash payments	(3,817)	(975)	(72)	(88)	(4,952)
As of August 31, 2000	765	375	375	300	1,815
Additions (reductions)	4,196	(375)	(59)	693	4,455
Cash payments	(755)	—	(316)	(693)	(1,764)
As of August 31, 2001	$ 4,206	$ —	$ —	$ 300	$ 4,506

3. PROPERTY, PLANT, AND EQUIPMENT

The cost and accumulated depreciation of property, plant, and equipment at August 31, 2001 and 2000, together with the related estimated useful lives used in computing depreciation and amortization, are reflected below:

	2001	2000	Estimated Useful Lives
	(Thousands of dollars)		
Land	$ 79,977	$ 79,279	—
Restaurant equipment and furnishings	135,670	144,160	3 to 15 years
Buildings	236,091	251,260	20 to 40 years
Leasehold and leasehold improvements	35,582	41,215	Term of leases
Office furniture and equipment	11,486	10,504	5 to 10 years
Transportation equipment	937	975	5 years
Construction in progress	289	3,382	—
	500,032	530,775	
Less accumulated depreciation and amortization	194,852	192,651	
	$305,180	$338,124	

4. CHANGE IN ACCOUNTING ESTIMATE

Throughout the first three quarters of fiscal year 2001, the Company observed increased costs relative to insurance. The costs primarily escalated in the area of workers' compensation. In the fourth quarter, the Company consulted with an outside actuarial firm that reassessed losses based upon increasing cost trends and other pertinent information. The results indicated that a change in accounting estimate was necessary. The after-tax effect of this change in the fourth quarter was a reduction in earnings of $4.3 million, or $0.19 per share. The Company last obtained a similar actuarial report for claim cost estimation purposes as of December 15, 1997. Subsequent to August 31, 2001, the Company launched a new in-house safety and claims program in order to decrease the incidence of accidents and injuries and better control expenses related to claims costs.

5. DEBT

Credit Facility—The Company had a $125 million credit facility with a syndicate of four banks. Effective June 29, 2001, the Company amended its credit facility to include a reduction in commitment with each principal payment, securing of the debt with real property, and the modification of financial compliance requirements to one criterion focused on EBITDA levels.

The Company made a $1 million principal payment on July 6, 2001, which reduced the balance of the credit facility to $122 million. In cases where the Company's performance exceeds EBITDA levels required in the amended credit facility, a portion of that excess will be paid as additional principal reductions. Per the amendment, the Company is also required to pay the facility down in amounts equal to all proceeds received from the sale of real and personal property. The maturity date of the amended credit facility is April 30, 2003, with an extension provision to April 30, 2004, given satisfaction of certain conditions. The interest rate on the outstanding balance of the credit facility is the prime rate plus an applicable margin as required by the amended credit facility.

Subsequent to fiscal year-end 2001, the terrorist attacks of September 11 and increased recessionary trends resulted in the Company's inability to meet its first quarterly EBITDA covenant for fiscal year 2002. Accordingly, the Company obtained a waiver and amendment to its credit agreement dated December 5, 2001, which waives its noncompliance with first-quarter EBITDA levels, resets remaining fiscal 2002 quarterly EBITDA targets, and limits capital expenditures for the year to $15 million. The Company expects to be in compliance with its revised covenants for fiscal year 2002.

The credit facility includes a provision for the issuance of letters of credit in the amount of $1,184,000. The credit facility allows the Company to acquire additional letters of credit in the ordinary course of business.

The Company had two Swaps, which effectively fixed the rate on a portion of the floating-rate debt outstanding under its line of credit. The Swaps were fixed-rate agreements in the notional amounts of $30 million and $15 million. Both Swaps offered fixed rates, at 6.50%, in exchange for the Company's floating line of credit rate. The original termination date for each Swap was June 30, 2002. At September 1, 2000, the Swaps were in a favorable position by approximately $175,000. In accordance with the transition provisions of SFAS 133, the net-of-tax cumulative effect of an accounting change adjustment on September 1, 2000, was $114,000 in accumulated other comprehensive income (loss), with a deferred income tax liability of $61,000. Due to declining interest rates and in anticipation of additional future unfavorable interest rate changes, the Company terminated its Swaps on July 2, 2001, for a cash payment of $1,255,000, including accrued interest of $163,000. In accordance with SFAS 133, the loss of $1,092,000 is being recognized as interest expense over the original term of the Swaps. At August 31, 2001, $592,000, net of taxes of $318,000, remains in accumulated other comprehensive loss.

Convertible Subordinated Notes—On March 9, 2001, the Company's newly appointed CEO and COO, Christopher J. Pappas and Harris J. Pappas, respectively, made a commitment to loan the Company $10 million in exchange for convertible subordinated notes that were funded in the fourth quarter of fiscal 2001. The notes bear interest at LIBOR plus 2%, payable quarterly, and have a stated redemption date of March 1, 2011. Interest through September 1, 2003, may be paid in a combination of cash, common stock, or both at the Company's election, subject to certain restrictions on the amount of stock issued. Notwithstanding any accrued interest that may also be converted to options, the notes are convertible into the Company's common stock at $5.00 per share, or 2,000,000 shares, at the option of the holders at any time after January 2, 2003, and prior to the stated redemption date.

The conversion price on the notes was less than the market value of the Company's common stock (as determined by the closing price on the New York Stock Exchange on the date of issue). The intrinsic value of this beneficial conversion feature of $4,680,000 has been recorded as a component of paid-in capital and a discount on the notes, which will be amortized to interest expense through the redemption date. The Company has amortized $81,000 of this discount through August 31, 2001. The carrying value of the notes at August 31, 2001, net of the unamortized discount, was approximately $5,401,000.

Interest Expense—Total interest expense incurred for 2001, 2000, and 1999 was $11,996,000, $6,866,000, and $5,170,000, respectively, which approximated the amount paid in each year. The amounts capitalized on qualifying properties in 2001, 2000, and 1999 were $336,000, $958,000, and $409,000, respectively.

6. LEASES

The Company conducts part of its operations from facilities that are leased under noncancelable lease agreements. Most of the leases are for periods of ten to twenty-five years and provide for contingent rentals based on sales in excess of a base amount. Approximately 80% of the leases contain renewal options ranging from five to thirty years.

Annual future minimum lease payments under noncancelable operating leases as of August 31, 2001, are as follows:

Year ending August 31:	(Thousands of dollars)
2002	$ 6,502
2003	6,154
2004	5,890
2005	5,472
2006	4,830
Thereafter	29,126
Total minimum lease payments	$57,974

Total rent expense for operating leases for the years ended August 31, 2001, 2000, and 1999, was as follows:

	2001	2000	1999
	(Thousands of dollars)		
Minimum rentals	$6,914	$6,829	$7,052
Contingent rentals	437	660	843
	$7,351	$7,489	$7,895

7. EMPLOYEE BENEFIT PLANS AND AGREEMENTS

Incentive Compensation—The Company has various incentive compensation plans covering officers and other key employees that are based upon the achievement of specified earnings goals and performance factors. Awards under the plans are payable in cash and/or in shares of common stock. Charges to expense for distributions under the plans amounted to $0, $0, and $355,000 in 2001, 2000, and 1999, respectively.

Executive Stock Options—In conjunction with their employment agreements effective March 9, 2001, the CEO and COO were each granted 1,120,000 stock options with an exercise price of $5.00 per share and a vesting period of three years. As the exercise price was less than market value of the Company's common stock on the date of grant, the Company will recognize $5,242,000 in compensation expense over the vesting period of the options. Vesting was accelerated on 25% of the options in accordance with the agreements when the closing price of the Company's common stock reached and maintained a predetermined price for 20 consecutive trading days. The weighted average exercise price and the Black-Scholes fair value of these options at August 31, 2001, are $5.00 and $4.05, respectively. Approximately $1,942,000 in compensation expense was recognized in fiscal year 2001.

Other Stock Options—The Company has an Incentive Stock Plan (ISP) to provide for market-based incentive awards, including stock options, stock appreciation rights, and restricted stock. Under this plan, stock options may be granted at prices not less than 100% of fair market value on the date of grant. Options granted to the participants of the plan are exercisable over staggered periods and expire, depending upon the type of grant, in five to ten years. The plan provides for various vesting methods, depending upon the category of personnel.

During 1999, the Company authorized 2,000,000 shares of the Company's common stock for the ISP. Under the terms of the ISP, including the 1999 authorization, nonqualified stock options, incentive stock options, and other types of awards for not more than 4,900,000 shares of the Company's common stock may be granted to eligible employees of the Company.

Following is a summary of activity in the Company's ISP and the executive stock options for the three years ended August 31, 2001, 2000, and 1999:

	Weighted Average Exercise Price Per Share – Options Outstanding	Options Outstanding	Options Exercisable
Balances —			
August 31, 1998	$20.17	764,246	225,704
Granted	15.18	1,532,732	—
Became exercisable	—	—	113,732
Canceled or expired	19.49	(260,350)	(161,662)
Exercised	—	—	—
Balances —			
August 31, 1999	16.47	2,036,628	177,774
Granted	11.40	622,000	—
Became exercisable	—	—	406,001
Canceled or expired	15.21	(363,087)	(58,836)
Exercised	—	—	—
Balances —			
August 31, 2000	15.30	2,295,541	524,939
Granted	5.26	2,958,000	—
Became exercisable	—	—	993,803
Canceled or expired	13.95	(747,300)	(77,252)
Exercised	—	—	—
Balances —			
August 31, 2001	$ 8.93	4,506,241	1,441,490

Exercise prices for options outstanding as of August 31, 2001, range from $5.00 to $23.13 per share. The weighted average remaining contractual life of these options is 6.74 years. The options exercisable as of August 31, 2001, excluding 560,000 executive stock options, which have an exercise price of $5.00 per share, have a weighted average exercise price of $16.09 per share.

At August 31, 2001 and 2000, the number of incentive stock option shares available to be granted under the plans was 874,810 and 845,510 shares, respectively.

The Company has elected to follow APB 25, "Accounting for Stock Issued to Employees." Accordingly, since employee stock options, with the exception of the executive stock options discussed above, are granted at market price on the date of grant, no compensation expense is recognized. However, SFAS 123 requires presentation of pro forma net income and earnings per share as if the Company had accounted for its employee stock options granted under the fair value method of that statement.

The weighted average fair value of the individual options granted during 2001, 2000, and 1999 is estimated as $3.16, $1.51, and $3.00, respectively, on the date of grant. The impact on net income is minimal; therefore, the pro forma disclosure requirements of SFAS 123 are not significant to the Company. The fair values were determined using a Black-Scholes option pricing model with the following assumptions:

	2001	2000	1999
Dividend yield	—	6.90%	5.20%
Volatility	.41	.22	.19
Risk-free interest rate	4.44%	7.00%	7.00%
Expected life	8.65	6.11	6.07

Deferred Compensation—The Company has a Supplemental Executive Retirement Plan (SERP) for key executives and officers. The SERP is a "target" benefit plan, with the annual lifetime benefit based upon a percentage of average salary during the final five years of service at age 65, offset by several sources of income including benefits payable under deferred compensation agreements, if applicable, the profit sharing plan, and Social Security. SERP benefits will be paid from the Company's assets. The net expense incurred for this plan for the years ended August 31, 2001, 2000, and 1999, was $296,000, $161,000, and $150,000, respectively, and the unfunded accrued pension liability as of August 31, 2001, 2000, and 1999, was approximately $622,000, $692,000, and $564,000, respectively.

The current year expense was partially offset by a net curtailment gain of $197,000. The gain was recorded due to forfeited benefits for employees who terminated during the fiscal year.

The Company also has a voluntary 401(k) employee savings plan to provide substantially all salaried and hourly employees of the Company an opportunity to accumulate personal funds for their retirement. These contributions may be made on a before-tax basis to the plan. The Company matches 25% of the participant's contributions up to 4% of the participant's salary.

During 1999, the Company established a nonqualified deferred compensation plan for highly compensated executives allowing deferral of a portion of their annual salary and up to 100% of bonuses before taxes. The Company does not match any deferral amounts and retains ownership of all assets until distributed. The liability under this deferred compensation plan at August 31, 2001 and 2000, was approximately $70,000 and $287,000, respectively.

Profit Sharing—The Company has a profit sharing and retirement trust plan (the Plan) covering substantially all employees who have attained the age of 21 years and have completed one year of continuous service. The Plan is administered by a corporate trustee, is a "qualified plan" under Section 401(a) of the Internal Revenue Code, and provides for the payment of the employee's vested portion of the Plan upon retirement, termination, disability, or death. The Plan has been funded by contributions of a portion of the net earnings of the Company. The Plan was amended effective August 31, 2001, to make all contributions discretionary. The Company's annual contribution to the Plan amounted to $0, $700,000, and $1,700,000, for 2001, 2000, and 1999, respectively.

8. RELATED PARTIES

A director of the Company is also a director of an investment firm that provides investment services for the Company's profit sharing and retirement trust plan (the Plan). During the year ended August 31, 2001, the Plan paid the investment firm approximately $74,000 for its services.

The recently hired CEO and COO of the Company own a restaurant company that provides services to the Company. The services include general business consulting, basic equipment maintenance, specialized equipment fabrication, and warehousing support. The total cost of these services for the fiscal year ended August 31, 2001, was $271,000. All costs to date were incurred in the third and fourth quarters after the chief officers were hired.

The CEO and the COO loaned the Company a total of $10 million in the form of convertible subordinated notes to support the Company's future daily cash needs. The entire balance was outstanding as of August 31, 2001.

The recently hired CFO and the Senior Vice President-Administration provide financial and legal services to the restaurant company owned by the CEO and the COO of the Company; compensation for the services provided by the CFO and the Senior Vice President-Administration to the separate restaurant company are funded by that organization.

9. INCOME TAXES

The tax effect of temporary differences results in deferred income tax assets and liabilities as of August 31 as follows:

	2001	2000
	(Thousands of dollars)	
Deferred tax assets:		
Workers' compensation insurance	$ 4,613	$ 1,540
Deferred compensation	1,482	722
Asset impairments and store closure reserves	21,108	14,074
Other	318	—
Total deferred tax assets	27,521	16,336
Deferred tax liabilities:		
Amortization of capitalized interest	484	641
Depreciation and amortization	22,023	20,477
Other	502	1,646
Total deferred tax liabilities	23,009	22,764
Net deferred tax asset (liability)	$ 4,512	$ (6,428)

The reconciliation of the (benefit) provision for income taxes to the expected income tax (benefit) expense (computed using the statutory tax rate) is as follows:

	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
	(Thousands of dollars and as a percent of pretax income)					
Normally expected income tax (benefit) expense	$(17,073)	(35.0)%	$4,697	35.0%	$15,219	35.0%
State income taxes	125	.3	163	1.2	156	.4
Jobs tax credits	(381)	(.8)	(152)	(1.1)	(155)	(.4)
Other differences	431	.9	(412)	(3.1)	(349)	(.8)
	$(16,898)	(34.6)%	$4,296	32.0%	$14,871	34.2%

Cash payments for state and federal income taxes for 2001, 2000, and 1999 were $92,000, $8,659,000, and $13,245,000, respectively.

10. COMMITMENTS AND CONTINGENCIES

The Company has guaranteed loan balances outstanding at August 31, 2001, of $1,651,000 relating to purchases of Company stock made by officers of the Company under an officer loan program. Under the program, officers purchased shares; funding, if necessary, was obtained from an unrelated third party.

The Company is presently, and from time to time, subject to pending claims and lawsuits arising in the ordinary course of business. In the opinion of management, resolution of these pending legal proceedings will not have a material adverse effect on the Company's operations or consolidated financial position.

At August 31, 2001, surety bonds in the amount of $10,115,000 have been issued as security for the payment of insurance obligations classified as accrued expenses on the balance sheet.

11. COMMON STOCK

In 1991, the Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one common stock purchase right for each outstanding share of common stock. The rights are not initially exercisable. The Company amended the Shareholder Rights Plan effective March 8, 2001. The rights may become exercisable under circumstances described in the plan if any person or group becomes the beneficial owner of 15% or more of the common stock or announces a tender or exchange offer, the completion of which would result in the ownership by a person or group of 15% or more of the common stock (either, an Acquiring Person). Once the rights become exercisable, each right will be exercisable to purchase, for $27.50 (the Purchase Price), one-half of one share of common stock, par value $.32 per share, of the Company. If any person becomes an Acquiring Person, each right will entitle the holder, other than the Acquiring Person, to purchase for the Purchase Price a number of shares of the Company's common stock having a market value of four times the Purchase Price.

In connection with the employment of Christopher J. Pappas, the Company's President and Chief Executive Officer, and Harris J. Pappas, the Company's Chief Operating Officer, the Shareholder Rights Plan was amended to exempt from the operation of the plan Messrs. Pappas' ownership of the Company, which was acquired prior to March 8, 2001, (and certain additional shares permitted to be acquired) and certain shares of common stock which may be acquired in connection with options issued on the date of their employment and the convertible notes subsequently purchased from the Company.

The Board of Directors periodically authorizes the purchase in the open market of shares of the Company's outstanding common stock. Under such authorizations, the Company purchased 850,300 shares of its common stock at a cost of $12,919,000 in 1999, which are being held as treasury stock.

Common stock is reserved for approximately 4,506,000 shares for issuance upon the exercise of outstanding stock options and 2,000,000 shares for issuance upon the conversion of subordinated notes.

In the second quarter of fiscal year 2001, in accordance with the nonemployee director phantom stock plan, the Company distributed 2,568 shares of treasury stock to a retiring Board member.

12. PER SHARE INFORMATION

A reconciliation of the numerators and denominators of basic earnings per share and earnings per share assuming dilution is shown in the table below:

	August 31,		
	2001	2000	1999
	(Thousands of dollars except per share data)		
Numerator:			
Net income (loss)	$(31,881)	$ 9,125	$28,613
Effect of dilutive securities:			
Interest on convertible subordinated notes	194	—	—
Numerator for net income (loss) per common share – diluted	$(31,687)	$ 9,125	$28,613
Denominator for basic earnings per share – weighted average shares	22,422	22,420	22,614
Effect of dilutive securities:			
Employee stock options	96	2	23
Convertible subordinated notes	312	—	—
Denominator for earnings per share – assuming dilution – adjusted weighted average shares	22,830	22,422	22,637
Net income (loss) per share – basic	$ (1.42)	$ 0.41	$ 1.27
Net income (loss) per share – assuming dilution[(a)]	$ (1.42)	$ 0.41	$ 1.26

(a) As the Company had a net loss for the year ended August 31, 2001, earnings per share assuming dilution equals basic earnings per share as potentially dilutive securities are antidilutive in loss periods.

13. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities at August 31 consist of:

	2001	2000
	(Thousands of dollars)	
Salaries and bonuses	$ 6,017	$ 7,467
Rent	453	537
Taxes, other than income	10,124	6,115
Profit sharing plan	—	702
Workers' compensation and general liability insurance	16,199	7,112
Other	1,792	2,107
	$34,585	$24,040

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of quarterly unaudited financial information for 2001 and 2000:

	Three Months Ended			
	November 30, 2000	February 28, 2001	May 31, 2001	August 31, 2001
	(Thousands of dollars except per share data)			
Sales	$113,900	$112,219	$121,677	$119,365
Gross profit	45,330	45,859	50,118	41,676
Net income (loss)	(2,008)	(9,424)*	(1,066)	(19,383)*
Net income (loss) per share	(.09)	(.42)*	(.05)	(.86)*

	Three Months Ended			
	November 30, 1999	February 29, 2000	May 31, 2000	August 31, 2000
	(Thousands of dollars except per share data)			
Sales	$123,144	$121,924	$126,281	$122,035
Gross profit	54,219	54,417	54,071	49,741
Net income (loss)	6,171	5,617	5,835	(8,498)*
Net income (loss) per share	.28	.25	.26	(.38)*

*See Notes 2 and 4 for discussion of charges recorded during the second quarter of 2001 and the fourth quarters of 2001 and 2000.

Report of Independent Auditors

THE BOARD OF DIRECTORS AND SHAREHOLDERS
LUBY'S, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Luby's, Inc. and Subsidiaries at August 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luby's, Inc. and Subsidiaries at August 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Ernst & Young LLP
San Antonio, Texas
October 15, 2001,
except for the third
paragraph of Note 5,
as to which the date is
December 5, 2001

STOCK PRICES AND DIVIDENDS

The Company's common stock is traded on the New York Stock Exchange under the symbol LUB. The following table sets forth, for the last two fiscal years, the high and low sales prices on the New York Stock Exchange from the consolidated transaction reporting system and the per share cash dividends declared on the common stock.

Fiscal Quarter Ended	High	Low	Quarterly Cash Dividend
November 30, 1999	$14.13	$11.31	20¢
February 29, 2000	11.94	9.69	20¢
May 31, 2000	10.69	8.75	20¢
August 31, 2000	9.63	5.63	10¢
November 30, 2000	5.88	4.25	0¢*
February 28, 2001	7.99	3.50	0¢
May 31, 2001	8.98	6.65	0¢
August 31, 2001	10.05	8.40	0¢

*Dividend suspended October 26, 2000.

As of September 14, 2001, there were approximately 3,939 record holders of the Company's common stock.


1916

Luby's has a long history of dedicated, loyal employees who serve their guests with pride in their job and the company they represent.

	Year Ended August 31,				
	2001	2000	1999	1998	1997
	(Thousands of dollars except per share data)				
SALES	$467,161	$493,384	$501,493	$508,871	$495,446
COSTS AND EXPENSES:					
Cost of food	117,774	125,167	122,418	129,126	121,287
Payroll and related costs	166,404	155,769	154,817	155,152	146,940
Occupancy and other operating expenses	166,533	159,793	155,828	154,501	150,638
General and administrative expenses	25,355	20,999	22,031	22,061	19,451
Provision for asset impairments and store closings	30,402	14,544	—	36,852	12,432
	506,468	476,272	455,094	497,692	450,748
INCOME (LOSS) FROM OPERATIONS	(39,307)	17,112	46,399	11,179	44,698
OTHER INCOME (EXPENSES):					
Interest expense	(11,660)	(5,908)	(4,761)	(5,078)	(4,037)
Other income, net	2,188	2,217	1,846	1,778	2,001
	(9,472)	(3,691)	(2,915)	(3,300)	(2,036)
INCOME (LOSS) BEFORE INCOME TAXES	(48,779)	13,421	43,484	7,879	42,662
PROVISION (BENEFIT) FOR INCOME TAXES	(16,898)	4,296	14,871	2,798	14,215
NET INCOME (LOSS)	$ (31,881)	$ 9,125	$ 28,613	$ 5,081	$ 28,447
NET INCOME (LOSS) PER COMMON SHARE – basic	$ (1.42)	$ 0.41	$ 1.27	$ 0.22	$ 1.22
NET INCOME (LOSS) PER COMMON SHARE – assuming dilution	$ (1.42)	$ 0.41	$ 1.26	$ 0.22	$ 1.21
CASH DIVIDEND DECLARED PER COMMON SHARE	$ 0.00	$ 0.70	$ 0.80	$ 0.80	$ 0.80
AT YEAR-END:					
Total assets	$353,462	$370,843	$346,025	$339,041	$368,778
Long-term debt	$127,401	$116,000	$ 78,000	$ 73,000	$ 84,000
NUMBER OF RESTAURANTS	213	231	223	229	229

Note: In fiscal year 2002, the Company will move from 12 calendar months to 13 four-week periods. The first period of fiscal year 2002 will begin September 1, 2001, and will cover 26 days. All subsequent periods will cover 28 days. Fiscal years prior to 2002 were 365 days in length. Fiscal year 2002, the Company's conversion year from months to periods, will be 362 days in length. Fiscal years subsequent to 2002 will be 364 days in length.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

During the last several years, the Company has funded all capital expenditures from internally generated funds, cash equivalents, and credit-facility debt. Capital expenditures for fiscal 2001 were $17,630,000. This 69% decrease from fiscal 2000 was a result of fewer new restaurant openings and relocations in comparison with the previous fiscal year. In fiscal 2001, one restaurant was opened, one was relocated, and no restaurants were under construction at August 31, 2001. In comparison, in fiscal year 2000, 11 restaurants were opened, four were relocated, and two restaurants were under construction at August 31, 2000. Fiscal 2001 capital expenditures included approximately $4.1 million related to remodels in 17 restaurants.

Capital expenditures for fiscal 2002 are expected to approximate $15 million. The Company will focus on improving the appearance, functionality, and sales at existing restaurants. These efforts will include changing several locations to other dining concepts, where feasible. As a start, the Company plans to remodel two currently closed units. One will reopen as a new seafood restaurant. The new dining theme for the other restaurant is still under development.

At August 31, 2001, the Company had a working capital deficit of $8,975,000, which compares to the prior year's working capital deficit of $31,420,000. The working capital position improved during fiscal 2001 due primarily to expense-control initiatives, price increases in the latter half of the year, and a $10 million loan from the CEO and COO. See Note 5 of the Consolidated Financial Statements for additional information regarding the loan. The Company typically carries current liabilities in excess of current assets because cash generated from operating activities is reinvested in capital expenditures.

In the fourth quarter, the Company entered into an amendment of its credit-facility agreement with a syndicate of four banks. Among other things, the amendment provides for a reduction in commitment with each principal payment, securing the credit-facility debt with real property, the modification of financial compliance evaluations from three criteria to one criterion focused on EBITDA, and a change in the interest rate. The Company made a $1 million principal payment on July 6, 2001. At August 31, 2001, the Company had $122,000,000 outstanding under its credit facility. The maturity date of the amended credit facility is April 30, 2003, with a provision for extension to April 30, 2004, given satisfactory conditions.

Subsequent to fiscal year-end 2001, the terrorist attacks of September 11 and resulting recessionary trends negatively impacted the Company's ability to meet its first quarterly EBITDA covenant for fiscal year 2002. Accordingly, the Company obtained a waiver and amendment to its credit agreement dated December 5, 2001, which waives its non-compliance with first-quarter EBITDA levels, resets remaining fiscal 2002 quarterly EBITDA targets, and limits capital expenditures for the year to $15 million. The Company expects to be in compliance with its revised covenants for fiscal year 2002. See Note 5 of the Notes to Consolidated Financial Statements.

The Company believes that funds generated from operations are adequate for its foreseeable needs.

Interest Rate Protection Agreements

The Company had two Interest Rate Protection Agreements (Swaps) that effectively fixed the rate on a portion of the floating-rate debt outstanding under its revolving line of credit. The Swaps fixed interest at a rate of 6.50% in the notional amounts of $30 million and $15 million; both were scheduled to terminate as of June 30, 2002. The differential to be paid or received as interest rates changed was accrued and recognized as an adjustment to interest expense related to the debt. Due to declining interest rates and in anticipation of additional future unfavorable interest rate changes, the Company terminated its Swaps effective July 2, 2001, for a cash payment of $1,255,000, including accrued interest of $163,000.

Change in Accounting Estimate

Throughout the first three quarters of the fiscal year, the Company observed increased costs relative to insurance. The costs primarily escalated in the area of workers' compensation. In the fourth quarter, the Company consulted with an outside actuarial firm that reassessed losses based upon increasing cost trends and other pertinent information. The results indicated that a change in accounting estimate was necessary. The effect of this change in the fourth quarter was a reduction in pretax earnings of $6.6 million. The Company last obtained a similar actuarial report for claim cost estimation purposes as of December 15, 1997. Subsequent to August 31, 2001, the Company launched a new in-house safety and claims program in order to decrease the incidence of accidents and injuries and to better control expenses related to claims costs.

Trends and Uncertainties

The tragic events of September 11, 2001, increased concerns over national security, fueled the development of recessionary trends, and cast uncertainty on the general economic outlook of the country. The long-term impact of these trends and uncertainties on the Company will ultimately depend on their resulting severity and duration and their effect on consumer spending. The short-term effect on the Company's sales and cash flow was immediate and contributed to its inability to meet its EBITDA covenant for the first quarter of fiscal 2002. In response to these events, the Company obtained a waiver and amendment from its syndicate of banks on December 5, 2001, which waived its noncompliance with the first-quarter EBITDA and reset quarterly EBITDA and capital spending targets for the remainder of fiscal 2002. For further discussion, see Note 5 of the Notes to Consolidated Financial Statements.

SFAS 121 requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company considers a history of operating losses or negative cash flows and unfavorable changes in market conditions to be its main indicators of potential impairment. Assets are evaluated for impairment at the restaurant level. As a result of these indicators, impairment or restaurant closure charges may be recognized in future periods. See Note 2 of the Notes to Consolidated Financial Statements for the year ended August 31, 2001, for further discussion of 2001 and 2000 pretax impairment and store closure costs.

Reserve for Store Closings

As of August 31, 2001, 15 restaurants were designated for closure. The reserve for store closings was increased from $1.8 million at August 31, 2000, to $4.5 million at August 31, 2001, in anticipation of lease settlement costs, legal and professional fees, and other exit costs related to these stores.

During fiscal year 2001, the Company had cash outlays related to the reserve, which originally resulted from provisions for closure costs made in fiscal year 2000. See further discussion of the 2001 and 2000 pretax store-closure costs in Note 2 of the Notes to Consolidated Financial Statements for the year ended August 31, 2001.

RESULTS OF OPERATIONS

Fiscal 2001 Compared to Fiscal 2000

Sales decreased $26,223,000, or 5.3%, primarily due to 19 store closures as well as market conditions in the fiscal year. The closing of three restaurants in fiscal 2000 contributed in part to the decrease in sales. This decline was partially offset by a price increase on the Lu Ann platter. Additionally, the heavily discounted Luby's platter and "Big2Do" bundled offerings that were launched in the fourth quarter of 2000 were discontinued in the third quarter of 2001.

Cost of food decreased $7,393,000, or 5.9%, due to various factors, including store closures and discontinuing "value-added" products in most restaurants. Value-added products are typically more expensive as they have a built-in labor component.

Although sales decreased, payroll and related costs increased by $10,635,000, or 6.8%, in comparison to the prior year. A significant portion of this, $9,222,000, was due to higher claims accruals. The Company incurred higher than average and more frequent workers' compensation claims than were experienced in prior years. To help prevent injuries and better control costs in the future, the Company launched a new in-house safety and claims program effective October 1, 2001.

Occupancy and other operating expenses increased $6,740,000, or 4.3%. This increase was due primarily to higher utility costs resulting from increased commodity rates, higher property taxes related to new stores and remodels, and higher repair expenses incurred as part of an initiative by new management to bring all stores up to a higher standard of maintenance and appearance. These increases were partially offset by lower advertising expense due to a new strategic focus. Lower preopening expenses due to opening fewer restaurants in the current fiscal year contributed to the offset of these expenses.

General and administrative expenses increased by $4,356,000, or 20.8%, in comparison to the prior year. The increase was due primarily to noncash compensation of $1,942,000 related to stock options granted to the Company's CEO and COO. Other costs that contributed to the increase included legal and consulting fees primarily related to restructuring advice and bank negotiations related to the fourth amendment agreement, the proxy, and the transaction to hire the CEO and COO.

As a result of its continuing efforts to redeploy both capital and human resources to improve financial performance and strengthen the organization, the Company recorded a pretax charge of $30.4 million during the year for store closings, associated costs, and asset impairment charges. The principal components of the 2001 charge were as follows:

- $11.6 million for the closing of 15 underperforming restaurants. This charge included the cost to write down the properties and equipment to net realizable value and estimated costs for the settlement of lease obligations, legal and professional fees, and other exit costs. Employee severance costs were not accrued.
- $17.0 million for asset impairment of 13 restaurants that the Company continues to operate. In accordance with SFAS 121, the properties were written down to the estimated future discounted cash flows or fully written off in the case of negative future cash flows.

> $0.8 million primarily for the impairment of one property operated under a joint venture with Waterstreet, Inc. The joint venture, L&W Seafood, Inc., was terminated in 1999. This property was written down to its estimated net realizable value and was sold in fiscal year 2001.

> $1.0 million associated with the write-off of assets for two locations that will be remodeled and reopened before the end of fiscal year 2002. Property that cannot be salvaged, transferred, or effectively reused has been written off.

At August 31, 2001 and 2000, the Company had a reserve for store closings of $4.5 million and $1.8 million, respectively. Excluding lease settlements, it is anticipated that all material cash outlays required for the store closings planned as of August 31, 2001, will be made prior to August 31, 2002. The following is a summary of the types and amounts recognized as accrued expenses together with cash payments made against such accruals for the three years ended August 31, 2001:

	Reserve Balance				
	Lease Settlement Costs	Legal and Professional Fees	Workforce Severance	Other Exit Costs	Total Reserve
	(Thousands of dollars)				
As of August 31, 1998	$ 4,537	$ 985	$ 260	$ 390	$ 6,172
Additions (reductions)	(224)	150	56	(257)	(275)
Cash payments	(406)	(135)	(244)	(45)	(830)
As of August 31, 1999	3,907	1,000	72	88	5,067
Additions (reductions)	675	350	375	300	1,700
Cash payments	(3,817)	(975)	(72)	(88)	(4,952)
As of August 31, 2000	765	375	375	300	1,815
Additions (reductions)	4,196	(375)	(59)	693	4,455
Cash payments	(755)	—	(316)	(693)	(1,764)
As of August 31, 2001	$ 4,206	$ —	$ —	$ 300	$ 4,506

See further discussion in Note 2 of the Consolidated Financial Statements.

Interest expense of $11,660,000 for fiscal 2001 was incurred in conjunction with borrowings under the credit facility and is net of $336,000 capitalized on qualifying properties. The increase from fiscal 2000 of $5,752,000, or 97%, was due primarily to higher average borrowings under the credit-facility agreement and less capitalized interest in the current year due to decreased construction.

The provision for income taxes decreased $21,194,000, or 493%, due primarily to lower income before income taxes. The Company anticipates that the effective tax rate for fiscal 2002 will be approximately 35%.

Fiscal 2000 Compared to Fiscal 1999

Sales decreased $8,109,000, or 1.6%, primarily due to the decline in sales volumes at restaurants open over 18 months of approximately 3.9%. Part of the decrease was also caused by the closing of ten restaurants in fiscal 1999 and three restaurants in fiscal 2000. This decline was partially offset by the addition of 11 new restaurants in fiscal 2000 and four in fiscal 1999.

Cost of food increased $2,749,000, or 2.2%, due to various factors, including efforts to increase dinner sales by offering additional higher-end entrées such as steak, shrimp, and prime rib and efforts to drive customer traffic in various markets by offering discount coupons. Also, higher commodity prices, especially for pork, beef, and vegetables, had a negative impact on food costs. In the second half of the fiscal year, food costs were also impacted by the testing of various "value-added" products in most of the restaurants, which by their nature are more expensive since they have a built-in labor component. In restaurants where the Company was unsuccessful in lowering the labor hours due to minimum production deployments, the usage of these products was cut back beginning in July 2000.

Although sales decreased, payroll and related costs increased by $952,000, or 0.6%, in comparison to the prior year. Pressure from higher hourly wage rates was partially offset by the usage of fewer labor hours in the restaurants. Occupancy and other operating expenses increased $3,965,000, or 2.5%, due primarily to higher utility costs resulting from increased rates; higher property taxes related to new stores and remodels; higher preopening expenses associated with more new store openings as compared to the prior year; higher credit card fees due to increased credit card usage versus prior year; higher food-to-go packaging costs related to increased food-to-go sales; and higher depreciation expense associated with the new stores, restaurant remodels, and an increase in technology-related spending. These increases were partially offset by lower uniform expense due to the completion of the rollout of a uniform program and lower management incentive pay as a result of lower sales and profits. General and administrative expenses declined $1,032,000, or 4.7%, primarily because of lower expenses for profit sharing and bonuses.

The Company recorded a pretax charge of $14.5 million during the fourth quarter of the fiscal year for store closings, associated costs, asset impairments, and other unusual charges. The principal components of the 2000 charge were as follows:

> $7.7 million for the closing of 15 restaurants that did not meet the Company's return on invested capital and sales growth requirements. All were closed by August 31, 2001. This charge included the cost to write down the properties and equipment to net realizable value and estimated costs for the settlement of lease obligations, legal and professional fees, severance costs, and other exit costs. Prior to August 31, 2000, all restaurant employees of the Company

were notified of the possibility of their termination due to planned restaurant closures. Approximately 300 employees were terminated. The severance costs for these employees were accrued for and included in the store closing costs.

> $3.2 million for asset impairment of six properties that the Company did not plan to close. The carrying value of the assets was written down to estimated future discounted cash flows or fully written off in the case of negative future cash flows.

> $1.3 million for the write-down of computer-related equipment and software. The write-down included the abandonment of a payroll-related software package and several point-of-sale (POS) systems.

> $1.2 million additional write-down on surplus properties held for sale. These properties were written down to the lower of their historical carrying costs or estimated net realizable values.

> $1.1 million related to other unusual charges. The primary component of this charge was the write-off of the remaining asset balance related to L&W Seafood, Inc., a joint venture with Waterstreet, Inc.

See Note 2 of the Consolidated Financial Statements.

Interest expense of $5,908,000, net of $958,000 capitalized on qualifying properties for fiscal 2000, was incurred in conjunction with borrowings under the credit facility. The increase from fiscal 1999 of $1,147,000, or 24%, was due primarily to higher average borrowings under the credit-facility agreement and a higher weighted average interest rate.

Other income increased $371,000 due primarily to recorded gains on the sale of properties that were held for sale and a recorded tenant lease buyout.

The provision for income taxes decreased $10,575,000, or 71%, due primarily to lower income before income taxes. In addition, the effective tax rate decreased from 34.2% to 32.0%. This was due to the completion of a federal tax audit covering several periods, which resulted in favorable determinations in several areas. The Company anticipated that the effective tax rate for fiscal 2001 would be approximately 35%.

INFLATION

The Company's policy is to maintain stable menu prices without regard to seasonal variations in food costs. General increases in costs of food, wages, supplies, and services make it necessary for the Company to increase its menu prices from time to time. To the extent prevailing market conditions allow, the Company intends to adjust menu prices to maintain profit margins.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this annual report, certain statements made herein are forward looking regarding cash flow from operations, restaurant openings, operating margins, capital requirements, and other matters. In addition, efforts to close, sell, or improve operating results of underperforming stores depend on many factors not within the Company's control, such as the negotiation of settlements of existing lease obligations under acceptable terms, availability of qualified buyers for owned locations, and customer traffic. These forward-looking statements involve risks and uncertainties and, consequently, could be affected by general business conditions, the impact of competition, the success of operating initiatives, changes in cost and supply of food and labor, the seasonality of the Company's business, taxes, inflation, and governmental regulations, which could cause actual results to differ materially from current plans. Management does not expect to update such forward-looking statements continually as conditions change, and readers should consider that such statements pertain only to the date hereof.

In the early 1900's, cafeterias usually consisted of a small room with a few tables. Today, a typical Luby's has seating for up to 300 guests.





Pictured, left to right, standing: David B. Daviss, Joanne Winik, Walter J. Salmon, Ronald K. Calgaard, Judith B. Craven, and Arthur R. Emerson; seated: Roger R. Hemminghaus, Christopher J. Pappas, Robert T. Herres, Harris J. Pappas, and Jim W. Woliver

DIRECTORS

Robert T. Herres
Chairman of the Board, Luby's, Inc.
Chairman of the Board, USAA (1, 3*)*

Ronald K. Calgaard
Director, Austin Calvert & Flavin, Inc. (1, 2, 3)*

Judith B. Craven
Former President, United Way of the Texas Gulf Coast (4)

David B. Daviss
Investor and former Chairman of the Board of Luby's, Inc. (2)

Arthur R. Emerson
Chairman and CEO, Groves Rojas Emerson (2)

Roger R. Hemminghaus
Chairman Emeritus, Ultramar Diamond Shamrock Corp. (1, 3, 4)*

Christopher J. Pappas
President and Chief Executive Officer, Luby's, Inc. (1, 3)

Harris J. Pappas
Chief Operating Officer, Luby's, Inc. (1, 4)

Walter J. Salmon
Emeritus Professor, Harvard Graduate School of Business Administration (2)

Joanne Winik
President and General Manager, KLRN-TV (4)

Jim W. Woliver
Investor and former executive officer of Luby's, Inc. (4)

(1) Executive Committee
(2) Finance and Audit Committee
(3) Governance Committee
(4) Personnel and Administrative Policy Committee
** Indicates Chair*

OFFICERS

Luby's, Inc. and
Luby's Management, Inc.

Robert T. Herres
Chairman of the Board

Christopher J. Pappas
President and
Chief Executive Officer

Harris J. Pappas
Chief Operating Officer

Ernest Pekmezaris
Senior Vice President and
Chief Financial Officer

Peter A. Tropoli
Senior Vice President-
Administration

S. Darrell Wood
Senior Vice President-
Head of Field Operations

Susan L. Beggs
Vice President-
Shareholder Relations
and Assistant Secretary

Paula Y. Gold-Williams
Vice President-Finance

Catherine A. Rademacher
Controller

Drew R. Fuller, Jr.
Secretary, Member of the law
firm Cauthorn Hale Hornberger
Fuller Sheehan Becker & Beiter
Incorporated

Debra L. Wainscott
Assistant Secretary

OTHER OFFICERS

Steven G. Barrow
Vice President-
Information Systems

James D. Douthit
Vice President-
Construction Design/Facilities

Janet L. Duckham
Vice President-
Purchasing/Distribution

Wayne R. Shirley
Vice President-
Management Personnel

Thomas B. Van Buskirk
Vice President-
Facilities Management

Ronald K. Wright
Vice President-
Operations Services

Jerry M. Adams
Area Vice President

Randall L. Boyer
Area Vice President

Christopher S. Brandao
Area Vice President

Gerald F. Coffey
Area Vice President

Edward Davis
Area Vice President

Harold D. Day, Jr.
Area Vice President

Dave V. Ferry
Area Vice President

Raymond C. Gabrysch
Area Vice President

Todd W. Hamilton
Area Vice President

Clyde C. Hays III
Area Vice President

William A. Leach
Area Vice President

Louis S. Lecocke, Jr.
Area Vice President

Keith Martin
Area Vice President

Michael G. McEver
Area Vice President

A. Malcolm McKay
Area Vice President

John C. Nipp
Area Vice President

Richard R. Pogue
Area Vice President

J. Dan Rathmell
Area Vice President

Frederick J. Silhanek III
Area Vice President

Aaron D. Tatum
Area Vice President

Michael A. Tschirhart
Area Vice President

Carl G. Wainscott
Area Vice President

J. Kent Weaver
Area Vice President

REGISTRAR AND STOCK TRANSFER AGENT

American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10007

CORPORATE COUNSEL

Cauthorn Hale Hornberger
Fuller Sheehan Becker &
Beiter Incorporated
700 North St. Mary's Street,
Suite 600
San Antonio, TX 78205

AUDITORS

Ernst & Young LLP
P. O. Box 2938
San Antonio, TX 78299

ANNUAL MEETING

The annual meeting of shareholders will be held Friday, January 11, 2002, at 9:00 a.m. Central time, at the DoubleTree Hotel, 37 Northeast Loop 410 at McCullough, San Antonio, TX 78216

AVAILABILITY OF FORM 10-K REPORT

A copy of Form 10-K filed with the Securities and Exchange Commission will be furnished to any shareholder without charge upon written request addressed to Susan L. Beggs, Vice President-Shareholder Relations, at the address below:

Luby's, Inc.
2211 Northeast Loop 410
P. O. Box 33069
San Antonio, TX 78265-3069
210/654-9000

The Company's common stock is traded on the New York Stock Exchange (symbol LUB).

ABOUT OUR COMPANY

Founded in 1947 in San Antonio, Texas, Luby's owns and operates restaurants located primarily in the southern and southwestern United States. The Company's restaurants are currently located in ten states, with the majority in Texas. The Company has approximately 11,000 employees and is headquartered in San Antonio, Texas.

The Company's product strategy is to provide its customers with a wide variety of freshly cooked foods served cafeteria-style at reasonable prices in an attractive and informal environment. These products appeal to a broad range of consumers, including families with children, seniors, shoppers, and business people who want quick, healthy meals. Generally located in close proximity to retail centers, business developments, and residential areas, the restaurants are open seven days a week for lunch and dinner in most markets. The restaurants also offer take-out service.

The Company's primary competitors include family-style and casual-dining restaurants, buffets, cafeterias, and quick-service restaurants in the home-meal-replacement category.

Luby's common stock is traded on the New York Stock Exchange under the symbol LUB.

Luby's®

2211 Northeast Loop 410
P. O. Box 33069
San Antonio, TX 78265-3069

210/654-9000